UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                FORM 12b-25

                         NOTIFICATION OF LATE FILING

(CHECK ONE):      [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X] Form 10-Q
                  [ ]Form    N-SAR

                For Period Ended: MARCH 31, 1998
                                 ----------------
                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:___________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

                             fonix corporation
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                         (Full Name of Registrant)

                                    N/A
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                        (Former Name if Applicable)

                 1225 Eagle Gate Tower, 60 East South Temple
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      (Address of Principal Executive Office (Street and Number))

                       Salt Lake City, Utah 84111
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                       (City, State and Zip Code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     On March 15, 1998, the Company delivered its Quarterly Report on Form 10-Q for the period ended March 31, 1998 to its EDGAR filing agent for filing with the Securities and Exchange Commission. Due solely to an error by the Company's filing agent in the process of preparing and submitting the quarterly report, the filing was delayed. The report has been filed within five days of the date the original report was due.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Douglas L. Rex             801               328-0161
    --------------------------- ----------------- ----------------------
                 (Name)             (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The subject report will disclose losses from operations of $20,670,701 for the three months ended March 31, 1998, compared to losses from operations of $2,903,449 for the same period from the prior year. This increase is primarily attributable to the purchase by the Company of in-process research and development totaling $17,839,840 during the three months ended March 31, 1998, in connection with the acquisition of AcuVoice, Inc.

                              fonix corporation
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date   5/18/98                       By /s/ Douglas L. Rex
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                                            Douglas L. Rex,
                                            Chief Financial Officer



________________________________ATTENTION__________________________________

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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